Press Release

Amsterdam, January 21, 2002

G.H.A. Kroon steps down as Chairman of Van der Moolen’s Supervisory Board

Mr. G.H.A. Kroon, Chairman of the (non-executive) Supervisory Board of Van der Moolen Holding NV, has announced his intention to step down from the Board at the Annual General Meeting of Shareholders on April 10, 2002. This will bring to an end his forty-two year association with the company, of which he served fourteen years as manager/owner, eleven years as Chairman of the Management Board and five years as Chairman of the Supervisory Board. During Mr. Kroon’s tenure, Van der Moolen has grown from an Amsterdam specialist firm to an international trading firm active in equities, bonds and options in many of the world’s important financial centers. His move towards the New York Stock Exchange was of specific importance to the company. Van der Moolen’s recent listing on the NYSE crowned this achievement. Mr. Kroon played an important, stimulating role in this expansion process.

The Supervisory Board will, of course, accommodate Mr. Kroon’s decision, but will miss his special insight and experience in securities trading.

The Supervisory Board has selected Prof. Dr. S. Bergsma, currently Vice Chairman of the Supervisory Board, to take up the role of Chairman from April 11, 2002. Van der Moolen expects to announce a possible new appointment to its Supervisory Board in the coming months.

The Supervisory Board

Van der Moolen Holding NV

Prof. dr. S. Bergsma, Vice Chairman

For further information: please contact Tom Schram, tel. (+31) 20-535-6789